14008184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
SEP 05 2014
Washington DC
404

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan
Exact name of registrant as specified in charter

000837056
Registrant CIK Number

Annual Report on Form 18-K
for the Fiscal Year Ended March 31, 2014
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

33-23423-01
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2014
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 5, 2014.

Japan

By: 大沢 元一

Genichi Osawa
Ministry of Finance, Consulate General in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2015 (Exhibit 2 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2014, filed on September 5, 2013)

Exhibit 1

平成 26 年度予算及び財政投融資計画の説明

第 186 回 国 会

(未 定 稿)

平 成 26 年 1 月

財 務 省 主 計 局
理 財 局

Ⅰ　一般会計歳入歳出予算
1　歳入予算対前年度比較表

（単位　千円）

区　　　分	26年度予算額	25年度予算額	比較増△減
租税及印紙収入	50,001,000,000	43,096,000,000	6,905,000,000
官業益金及官業収入	45,396,979	44,845,588	551,391
政府資産整理収入	332,823,924	190,318,704	142,505,220
雑収入	4,247,721,777	3,598,086,039	649,635,738
公債金	41,250,000,000	42,851,000,000	△ 1,601,000,000
年金特例公債金	—	2,611,042,408	△ 2,611,042,408
前年度剰余金受入	5,360,149	220,246,589	△ 214,886,440
計	95,882,302,829	92,611,539,328	3,270,763,501

2　歳出予算主要経費別対前年度比較表

（単位　千円）

事　　　項	26年度予算額	25年度予算額	比較増△減
社会保障関係費			
1 年金医療介護保険給付費	22,555,656,593	21,847,487,512	708,169,081
2 生活保護費	2,922,167,034	2,861,437,848	60,729,186
3 社会福祉費	4,448,018,306	3,860,984,715	587,033,591
4 保健衛生対策費	409,277,477	353,896,969	55,380,508
5 雇用労災対策費	182,395,776	198,609,709	△ 16,213,933
計	30,517,515,186	29,122,416,753	1,395,098,433
文教及び科学振興費			
1 義務教育費国庫負担金	1,532,183,000	1,487,872,000	44,311,000
2 科学技術振興費	1,337,223,102	1,300,748,889	36,474,213
3 文教施設費	73,344,016	129,256,733	△ 55,912,717
4 教育振興助成費	2,391,659,654	2,330,091,932	61,567,722
5 育英事業費	107,716,985	120,779,041	△ 13,062,056
計	5,442,126,757	5,368,748,595	73,378,162
国債費	23,270,154,867	22,241,492,226	1,028,662,641
恩給関係費			
1 文官等恩給費	14,192,535	16,059,601	△ 1,867,066
2 旧軍人遺族等恩給費	408,317,660	463,459,596	△ 55,141,936
3 恩給支給事務費	1,470,251	1,486,605	△ 16,354
4 遺族及び留守家族等援護費	20,307,760	23,455,987	△ 3,148,227
計	444,288,206	504,461,789	△ 60,173,583
地方交付税交付金	16,023,244,850	16,267,152,850	△ 243,908,000
地方特例交付金	119,188,000	125,522,000	△ 6,334,000
防衛関係費	4,884,794,186	4,753,778,240	131,015,946
公共事業関係費			
1 治山治水対策事業費	842,162,000	684,521,200	157,640,800
2 道路整備事業費	1,322,818,000	1,032,297,000	290,521,000

(単位　千円)

事　　項	26年度予算額	25年度予算額	比較増△減
3　港湾空港鉄道等整備事業費	420,749,000	348,106,000	72,643,000
4　住宅都市環境整備事業費	548,558,000	420,172,000	128,386,000
5　公園水道廃棄物処理等施設整備費	121,078,000	124,921,000	△　3,843,000
6　農林水産基盤整備事業費	573,011,000	566,207,800	6,803,200
7　社会資本総合整備事業費	1,996,419,000	1,959,367,000	37,052,000
8　推進費等	70,621,000	76,633,000	△　6,012,000
小計	5,895,416,000	5,212,225,000	683,191,000
9　災害復旧等事業費	73,079,000	73,049,000	30,000
計	5,968,495,000	5,285,274,000	683,221,000
経済協力費	509,779,952	514,979,300	△　5,199,348
中小企業対策費	185,283,855	181,112,070	4,171,785
エネルギー対策費	964,204,631	849,603,740	114,600,891
食料安定供給関係費	1,050,666,452	1,053,922,773	△　3,256,321
その他の事項経費	6,152,560,887	5,993,074,992	159,485,895
皇室費	6,149,846	6,077,616	72,230
国会	136,452,491	133,927,740	2,524,751
裁判所	311,058,216	298,878,286	12,179,930
会計検査院	17,046,793	15,923,808	1,122,985
内閣	114,151,497	96,955,415	17,196,082
内閣府	667,087,570	558,093,945	108,993,625
総務省	306,477,081	318,603,511	△　12,126,430
法務省	729,862,268	696,545,909	33,316,359
外務省	271,130,369	208,392,885	62,737,484
財務省	1,757,859,332	1,999,196,283	△　241,336,951
文部科学省	230,891,800	230,560,971	330,829
厚生労働省	348,792,189	310,241,656	38,550,533
農林水産省	399,640,480	378,828,862	20,811,618
経済産業省	117,408,758	111,651,951	5,756,807
国土交通省	662,112,432	558,108,260	104,004,172
環境省	76,439,765	71,087,894	5,351,871
予備費	350,000,000	350,000,000	—
合計	95,882,302,829	92,611,539,328	3,270,763,501

Ⅱ 特別会計歳入歳出予算

（単位 千円）

会計名	26年度予算額		25年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
交付税及び譲与税配付金	54,109,955,987	52,756,610,631	54,028,342,173	53,586,378,695	81,613,814	△829,768,064
地震再保険	129,447,361	129,447,361	113,425,427	113,425,427	16,021,934	16,021,934
国債整理基金	214,086,088,199	214,086,088,199	216,441,306,254	196,441,306,254	△2,355,218,055	17,644,781,945
外国為替資金	2,424,959,421	1,635,241,307	2,206,227,862	1,576,765,466	218,731,559	58,475,841
財政投融資						
財政融資資金勘定	38,233,418,638	37,946,834,153	30,660,225,416	30,264,240,374	7,573,193,222	7,682,593,779
投資勘定	317,422,562	317,422,562	914,000,873	914,000,873	△596,578,311	△596,578,311
特定国有財産整備勘定	50,150,398	50,150,398	56,945,883	43,262,269	△6,795,485	6,888,129
エネルギー対策						
エネルギー需給勘定	2,429,831,953	2,429,831,953	2,316,022,658	2,316,022,658	113,809,295	113,809,295
電源開発促進勘定	363,560,849	363,560,849	322,150,350	322,150,350	41,410,499	41,410,499
原子力損害賠償支援勘定	9,200,927,702	8,852,235,897	4,927,034,658	4,927,034,658	4,273,893,044	3,925,201,239
労働保険						
労災勘定	1,213,469,565	1,067,700,568	1,138,774,433	1,063,301,533	74,695,132	4,399,035
雇用勘定	2,621,976,070	2,621,976,070	2,608,844,234	2,608,844,234	13,131,836	13,131,836
徴収勘定	3,222,833,171	3,222,833,171	3,058,037,546	3,058,037,546	164,795,625	164,795,625
年金						
基礎年金勘定	22,435,327,567	22,435,327,567	22,154,969,410	22,154,969,410	280,358,157	280,358,157
国民年金勘定	4,535,964,771	4,535,964,771	4,992,350,083	4,992,350,083	△456,385,312	△456,385,312
厚生年金勘定	41,088,616,561	41,088,616,561	39,562,493,361	39,562,493,361	1,526,123,200	1,526,123,200
健康勘定	9,826,051,129	9,826,051,129	9,731,679,046	9,731,679,046	94,372,083	94,372,083
子どものための金銭の給付勘定	1,488,767,521	1,488,767,521	1,501,639,973	1,501,639,973	△12,872,452	△12,872,452
業務勘定	385,117,129	385,117,129	393,857,722	393,857,722	△8,740,593	△8,740,593
食料安定供給						
農業経営安定勘定	268,944,249	268,944,249	273,698,441	273,698,441	△4,754,192	△4,754,192
食糧管理勘定	1,051,824,684	1,051,824,684	1,027,293,068	1,027,293,068	24,531,616	24,531,616
農業共済再保険勘定	93,611,425	85,234,109	96,705,114	91,066,173	△3,093,689	△5,832,064
漁船再保険勘定	11,572,339	8,433,570	13,092,751	10,021,673	△1,520,412	△1,588,103
漁業共済保険勘定	16,343,207	9,036,072	16,974,333	8,983,182	△631,126	52,890
業務勘定	12,234,329	12,234,329	14,701,280	14,701,280	△2,466,951	△2,466,951
国営土地改良事業勘定	33,664,342	33,664,342	41,788,259	41,788,259	△8,123,917	△8,123,917
森林保険	8,755,562	4,172,219	9,258,056	4,171,641	△502,494	578
国有林野事業債務管理	315,424,689	315,424,689	304,407,224	304,407,224	11,017,465	11,017,465
貿易再保険	204,128,289	204,128,289	209,119,476	209,119,476	△4,991,187	△4,991,187
特許	313,107,609	126,063,602	307,880,627	114,826,945	5,226,982	11,236,657
自動車安全						
保障勘定	60,452,715	5,905,216	60,989,529	6,542,142	△536,814	△636,926

(単位　千円)

会計名	26年度予算額		25年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
自動車検査登録勘定	47,432,979	34,523,703	42,280,172	34,333,736	5,152,807	189,967
自動車事故対策勘定	13,070,137	13,070,137	12,973,090	12,973,090	97,047	97,047
空港整備勘定	366,926,378	366,926,378	329,237,446	329,237,446	37,688,932	37,688,932
東日本大震災復興	3,646,408,225	3,646,408,225	4,383,960,844	4,383,960,844	△737,552,619	△737,552,619

(注)　食料安定供給特別会計農業経営基盤強化勘定及び社会資本整備事業特別会計については、26年度より廃止されることから、上記には記載していない。

Ⅲ 政府関係機関収入支出予算

（単位 千円）

機関別	26年度予算額		25年度予算額		比較増△減	
	収入	支出	収入	支出	収入	支出
沖縄振興開発金融公庫	18,919,234	15,510,150	19,950,705	16,782,229	△ 1,031,471	△ 1,272,079
株式会社日本政策金融公庫						
国民一般向け業務	185,881,315	108,471,377	187,047,255	111,295,129	△ 1,165,940	△ 2,823,752
農林水産業者向け業務	62,101,706	57,162,084	64,174,315	59,096,531	△ 2,072,609	△ 1,934,447
中小企業者向け業務	137,031,534	76,638,448	150,137,357	81,579,322	△ 13,105,823	△ 4,940,874
信用保険等業務	315,715,839	952,179,952	337,174,191	1,228,180,383	△ 21,458,352	△ 276,000,431
危機対応円滑化業務	84,912,468	206,841,715	101,825,038	251,215,881	△ 16,912,570	△ 44,374,166
特定事業等促進円滑化業務	2,703,728	2,703,548	2,695,181	2,695,001	8,547	8,547
株式会社国際協力銀行	821,481,718	805,552,655	667,155,709	658,237,733	154,326,009	147,314,922
独立行政法人国際協力機構有償資金協力部門	170,357,247	111,900,552	180,066,937	100,799,863	△ 9,709,690	11,100,689